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SECURI[barcode] 06001892 N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICP Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue -12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin, JR. (212)635-1386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICP Securities, LLC., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAY W. SONG
Notary Public, State Of New York
No. 01SO6062776
Qualified In Queens County
Commission Expires August 13, 20 [illegible]

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners, LLC and an affiliate of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
ICP Securities, LLC

We have audited the accompanying statement of financial condition of ICP Securities, LLC (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICP Securities, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners, LLC and an affiliate of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 567,161
Deposit with affiliated clearing broker	100,000
Prepaid expenses	42,750
Total assets	$ 709,911
Liabilities and Member's equity	
Payable to affiliated broker-dealer	$ 8,507
Payable to Parent	25,000
Accrued expenses	211,702
Total liabilities	245,209
Total members' equity	464,702
Total liabilities and members' equity	$ 709,911

See accompanying notes to statement of financial condition.

1. Organization

ICP Securities, LLC (the "Company"), a wholly-owned subsidiary of Institutional Credit Partners, LLC (the "Parent") and an affiliate of The Bank of New York Company, Inc., is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Parent is partially owned by The Bank of New York Company, Inc. The Company is also a member of Securities Investor Protection Corporation.

The Company is engaged in structuring, origination, trading and distribution of leveraged credit structures.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash

The Company has defined cash to include highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. All cash is held on deposit with one major financial institution.

Principal Transactions

Securities transactions are recorded on a trade date basis.

3. Payable to Affiliated Broker Dealer

The Company clears all of its proprietary and customer transactions through an affiliated broker-dealer on a fully disclosed basis. The amount payable to the affiliated clearing broker relates to interest expense.

4. Related Party Transactions

The Company entered into an expense sharing agreement with the Parent and a servicing agreement with an affiliate of the Parent, both dated April 1, 2005. Under the terms of these agreements the Parent and/or affiliate of the Parent provided the Company with various support services including operational, financial, occupancy and treasury support. Payables relating to such transactions amounted to $161,702 at December 31, 2005, which are included in the accrued expenses on the statement of financial condition.

At December 31, 2005, amounts payable to Parent in the amount of $25,000, represent amounts owed to the Parent for a repayment of a deposit made on behalf of the Company.

5. Income Taxes

No federal, state, or local income taxes have been provided for in the financial statements, as the member is liable for its appropriate share of net profits and losses.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), and has elected to compute its net capital in accordance with the aggregate indebtedness method of this rule. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) Under Rule 15c3-1, the Company is required to maintain a minimum net capital of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2005, the Company had net capital of $421,952, which was $321,952 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

Under clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.